# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MasterCraft Boat Holdings, Inc., CIK 0001638290
CUSIP: 57637H103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 Cherokee Cove Drive, Vonore, Tennessee (TN), 37885
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0001005788
Persons authorized to receive notices and communications: W. Keith Wilkes, Jr., c/o RFA Management Company, LLC, 1908 Cliff Valley Way N.E., Atlanta, Georgia (GA), 30329, (404) 486-4628; Eric Orsic, McDermott Will & Schulte LLP, 444 West Lake Street, Suite 4000, Chicago, Illinois (IL), 60606, (312) 372-2000

## Reporting persons
- Gary W. Rollins (CIK 0001005788): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 169,626; shared voting power 550,269; sole dispositive power 169,626; shared dispositive power 550,269; aggregate amount beneficially owned 719,895 (2.9% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Company common stock: (a) 75,923 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.); (b) 50,842 shares held by The Gary W. Rollins Revocable Trust, as to which he is the sole trustee; (c) 405,967 shares held by four trusts (the "Rollins Family Trusts") for the benefit of (i) the children and/or more remote descendants and family members of his deceased brother, Mr. R. Randall Rollins, and (ii) a private charitable organization founded by R. Randall Rollins (the trustee of the Rollins Family Trusts is a corporation over which Gary W. Rollins has the ability to assert control within sixty days); and (d) 1,045 shares held by his spouse; and (e) 16,492 shares held directly and indirectly by four trusts befitting the grandchildren and more remote descendants of Gary W. Rollins (Mr. Rollins' wife is a trustee of each such trust; these four trusts, the "1976 GWR Trusts"). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Row 13:
  
  This percentage is calculated based on 24,435,337 shares of Common Stock estimated to be issued and outstanding following the completion of the Merger (as described in Item 4 below), which include (i) 16,279,890 shares of Common Stock issued and outstanding as of May 1, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2026, filed with the Securities and Exchange Commission ("SEC") on May 7, 2026 (the "Quarterly Report") and (ii) the Company's estimate of 8,155,447 shares of Common Stock to be issued upon completion of the Merger, as reported in the Company's Rule 424(b)(3) prospectus filed with the SEC on April 2, 2026 (collectively, the "Estimated Outstanding Shares").
- R. Randall Rollins Voting Trust U/A dated August 25, 1994 (CIK 0001820515): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18; shared voting power 4,872,448; sole dispositive power 18; shared dispositive power 4,872,448; aggregate amount beneficially owned 4,872,466 (19.9% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Common Stock: (a) 4,440,070 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the "RRR Voting Trust") has a 50% voting interest in LOR, Inc.); (b) 36,386 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (c) 247,190 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); (d) 69,115 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; and (e) 79,687 shares held by Rollins Holding Company, Inc., a Georgia corporation, (the RRR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.
- LOR, Inc. (CIK 0001212243): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,440,070; shared voting power 352,691; sole dispositive power 4,440,070; shared dispositive power 352,691; aggregate amount beneficially owned 4,792,761 (19.6% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Company common stock: (a) 36,386 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 247,190 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); and (c) 69,115 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.
- Gary W. Rollins Voting Trust U/A dated September 14, 1994 (CIK 0001820491): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Amy R. Kreisler (CIK 0001688726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 20,893; shared voting power 2,881; sole dispositive power 20,893; shared dispositive power 2,881; aggregate amount beneficially owned 23,774 (0.1% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes 2,881 shares of Common Stock held by six trusts benefitting the grandchildren and more remote descendants of her deceased father, R. Randall Rollins (Ms. Kreisler is a trustee of each such trust; these six trusts, along with five other similar trusts, the "1976 RRR Trusts").
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.
- Pamela R. Rollins (CIK 0001632522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 29,357; shared voting power 6,164; sole dispositive power 29,357; shared dispositive power 6,164; aggregate amount beneficially owned 35,521 (0.1% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes 6,164 shares of Common Stock held by nine of the 1976 RRR Trusts (Ms. Rollins is a trustee of each such trust).
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.
- Timothy C. Rollins (CIK 0001689063): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,737; shared voting power 22,377; sole dispositive power 15,737; shared dispositive power 22,377; aggregate amount beneficially owned 38,114 (0.2% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Common Stock: (a) 65 shares of Common Stock held by his spouse, (b) 299 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account (c) 5,521 shares held by seven of the 1976 RRR Trusts (Mr. Rollins is a trustee of each such trust), and (d) 16,492 shares held directly and indirectly by the 1976 GWR Trusts (Mr. Rollins is a trustee of each such trust). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Row 13:
  
  This percentage is calculated based on Estimated Outstanding Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MasterCraft Boat Holdings, Inc.
Address of issuer's principal executive offices: 100 Cherokee Cove Drive, Vonore, Tennessee (TN), 37885
Comment: This Amendment No. 1 to Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of MasterCraft Boat Holdings, Inc., a Delaware corporation (the "Company"). The original Schedule 13D was filed on May 22, 2026 (the "Schedule 13D"). The Schedule 13D is incorporated by reference herein.

## Item 2. Identity and Background
Name of person filing:
1. Gary W. Rollins is a reporting person filing this statement.

2. Amy R. Kreisler is a reporting person filing this statement.

3. Pamela R. Rollins is a reporting person filing this statement.

4. Timothy C. Rollins is a reporting person filing this statement and is a director of the Company.

5. The RRR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

6. The GWR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

7. LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

8. Thomas H. Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

9. Paul F. Morton is a director of LOR, Inc., which is a reporting person filing this statement.

10. Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.
Residence or business address:
With respect to the individuals identified by number in Item 2(a) above:

1. His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

2. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

3. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

4. His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

8. His address is 15 Ellensview Court, Richmond, VA 23226.

9. His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

10. His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Present principal occupation or employment:
With respect to the individuals identified by number in Item 2(a) above:

1. His principal occupation is Executive Chairman Emeritus of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

2. Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

3. Her principal occupation is as a member of the Board of Trustees of Young Harris College and a trustee of the O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

4. His principal occupation is Vice President of LOR, Inc. (engaged in the provision of management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

8. His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

9. His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

10. His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Criminal convictions in the last five years: With respect to all persons identified in Item 2(a) above: None.
Civil proceedings (securities laws) in the last five years: With respect to all persons identified in Item 2(a) above: None.
Citizenship: With respect to the individuals identified by number (1, 2, 3, 4, 8, 9, and 10) in Item 2(a) above: United States

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As a result of the distribution of certain voting securities of LOR, Inc., Rollins Holding Company, Inc. and RFA Management Company, LLC to its beneficiary on September 17, 2026, the GWR Voting Trust is no longer the beneficial owner of the shares of Common Stock held indirectly by or through LOR, Inc., Rollins Holding Company, Inc., or RFA Management Company, LLC, RCTLOR, LLC or RFT Investment Company, LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages hereto is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Thomas H. Claiborne does not beneficially own any shares of Common Stock.

Paul F. Morton beneficially owns 208 shares of Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Schedule 13D jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act. The reporting persons, acting collectively as a group, have beneficial ownership of 5,665,995 shares of Common Stock (23.2%).
Transactions in the class effected during the past sixty days: The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference. Except as described herein, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as described herein, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: (A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Gary W. Rollins: /s/ Gary W. Rollins, Gary W. Rollins (09/21/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (09/21/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (09/21/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (09/21/2026)
- LOR, Inc.: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc. (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Gary W. Rollins, Gary W. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Amy R. Kreisler: /s/ Amy R. Kreisler, Amy R. Kreisler (09/21/2026)
- Pamela R. Rollins: /s/ Pamela R. Rollins, Pamela R. Rollins (09/21/2026)
- Timothy C. Rollins: /s/ Timothy C. Rollins, Timothy C. Rollins (09/21/2026)